Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	Division of Corporation Finance
Firm:	United States Securities and Exchange Commission
Contact name:	Andrzej Kowalczyk Director, Ownership Supervision and Investor Relations

03050277

Announcement also provided to required statutory authorities

Date: 28 April 2003

Number of pages (including this one): 14

Current report 22/2003

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Ordinary General Meeting of KGHM Polska Miedź S.A., which has been convened for 29 May 2003:

Proposal /1/ to point 2 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding : election of the Chairman of the General Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 4 section 2 of the Regulations of the General Meeting, the following is resolved:

I. .... is hereby elected as Chairman of the General Meeting.
II. This resolution comes into force on the date it is taken.

Proposal /2/ to point 4 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: election of the Voting Committee.

On the basis of §§ 7 and 10 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby elects .... to the Voting Committee*
II. This resolution comes into force on the date it is taken.

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

**The Voting Committee is composed of 3 members. Pursuant to the Regulations of the General Meeting, each candidate is individually voted upon. In respect of such, this resolution will be repeated for each election of a member of the Committee.*

Proposal /3/ to point 5 of the agenda
Resolution Nr ....../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: acceptance of the agenda of the General Meeting.

The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 15 April 2003, Nr 74, item 3461.
II. This resolution comes into force on the date it is taken.

Proposal /4/ to point 9 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the Supervisory Board Report on the results of its analysis of the Report on the Activities of the Company for the financial year 2002, the Financial Report of the Company for the financial year 2002, and of the proposal of the Management Board on the distribution of Company profit for the financial year 2002 and the proposal of the Management Board on the coverage of losses from prior financial years.

On the basis of art. 393 point 1 and Article 395 § 2 point 1 in connection with art. 382 § 3 of the Commercial Partnerships and Companies Code, and § 20 section 2 point 3 of the Statutes of the Company, the following is resolved:

I. The Report of the Supervisory Board on its analysis of the Report on the Activities of KGHM Polska Miedź S.A. for the financial year 2002, the Financial Report of KGHM Polska Miedź S.A. for the financial year 2002, and the proposal of the Management Board on the distribution of Company profit for the financial year 2002 and the proposal of the Management Board on the coverage of losses from prior financial years, is hereby approved.
II. This resolution comes into force on the date it is taken.

Proposal /5/ to point 10 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the Report of the Management Board on the activities of the Company for the financial year 2002.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Dz.U. nr 121, item 591 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Report of the Management Board on the activities of KGHM Polska Miedź S.A. in the financial year 2002.

II. This resolution comes into force on the date it is taken.

Proposal /6/ to point 10 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the Financial Report of the Company for the financial year 2002.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (Dz.U. nr 121, item 591 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis carried out by the Supervisory Board, the following is resolved:

I. Following its review, the General Meeting approves the Financial Report of KGHM Polska Miedź S.A. for the financial year 2002, consisting of:
- the balance sheet as at 31 December 2002, which shows total assets and liabilities of PLN 8 155 072 471.68 [PLN 8 155 072 thousand] or eight billion, one hundred and fifty-five million, seventy-two thousand, four hundred and seventy-one and sixty-eight one-hundredths PLN,
- the profit and loss account for the financial year for the period 1 January to 31 December 2002, which shows a profit before tax of PLN 310 079 531.52 [PLN 310 080 thousand] or three hundred and ten million, seventy-nine thousand, five hundred and thirty-one and fifty-two one-hundredths PLN, and a net profit of PLN 254 545 622.92 [PLN 254 546 thousand] or two hundred and fifty-four million, five hundred and forty-five thousand, six hundred and twenty-two and ninety-two one-hundredths PLN,
- the description of changes in shareholders' funds for the period from 1 January to 31 December 2002 showing an increase in shareholders' funds of PLN 387 846 655.00 [387 847 thousand] or three hundred and eighty-seven million, eight hundred and forty-six thousand, six hundred and fifty-five and zero hundredths PLN, and shareholders' funds at the end of the period of PLN 4 010 924 461.53 [4 010 925 thousand] or four billion, ten million, nine hundred and twenty-four thousand, four hundred and sixty-one and fifty-three one-hundredths PLN,
- the cash flow statement for the period 1 January to 31 December 2002, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 73 408 495.61 [PLN 73 408 thousand] or seventy-three million, four hundred and eight thousand, four hundred and ninety-five and sixty-one one-hundredths PLN, and cash and cash equivalents at the end of the period of PLN 118 471 405.94 [PLN 118 471 thousand] or one hundred and eighteen million, four hundred and seventy-one thousand, four hundred and five and ninety-four one-hundredths PLN,
and
- additional information in the form of the introduction to the financial report, and in the form of explanatory notes and additional information.
II. This resolution comes into force on the date it is taken.

Proposal /7/ to point 10 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: the distribution of Company net profit for financial year 2002.

On the basis of art. 395 § 2 point 2 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning the distribution of net profit for financial year 2002, with due regard being given to the analysis by the Supervisory Board of the proposal, the General Meeting hereby resolves that the net profit for financial

year 2002, in the amount of PLN 254 545 622.92 [PLN 254 546 thousand] or two hundred fifty-four million, five hundred and forty-five thousand, six hundred and twenty-two and ninety-two one-hundredths PLN, shall be transferred to the reserve capital of the Company.
II. This resolution comes into force on the date it is taken.

Proposal /8/ to point 10 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: the coverage of losses from prior financial years.

On the basis of art. 395 § 2 point 2 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning the coverage of losses from prior financial years, with due regard being given to the analysis by the Supervisory Board of the proposal, the General Meeting hereby resolves that the losses from prior financial years, in the amount of PLN 64 388 829.38 [PLN 64 389 thousand] or sixty-four million, three hundred and eighty-eight thousand, eight hundred and twenty-nine and thirty-eight one-hundredths PLN, shall be covered by the use of reserve capital of the Company.
II. This resolution comes into force on the date it is taken.

Brief justification:
The above loss is the result of changes in accounting principles carried out by KGHM Polska Miedź S.A. due to an update as at 1 January 2002 of the law on accounting, and of adaptation to International Accounting Standards.
This result relates to:

- adaptation of the value of the provision for mine closure costs to the methodology of IAS 16	*(PLN 98 218 100.00)*
- valuation of embedded instruments	*PLN 11 956 534.65*
- the result on unrealised exchange rate differences	*PLN 18 375 277.97*
- creation of provisions for deferred tax or the creation of a tax asset	*PLN 3 497 458.00*

Proposal /9/ to point 11 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the activities of members of the Board of Management of the Company in financial year 2002.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that ....* - member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2002.
II. This resolution comes into force on the date it is taken.

** The contents of this Resolution shall be repeated individually, for each member of the Management Board, in accordance with the requirements of art. 393 point 1 of the Commercial Partnerships and Companies Code, which provides for members of company bodies to be granted individual approval.*

EXEMPTION NUMBER: 82 4639

Proposal /10/ to point 11 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the activities of members of the Supervisory Board of the Company in financial year 2002.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that...* member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2002 (within the period from .... to ....**).
II. This resolution comes into force on the date it is taken.

** The contents of this Resolution shall be repeated individually, for each member of the Supervisory Board, who served in this capacity in the year 2002, in accordance with the requirements of art. 393 point 1 of the Commercial Partnerships and Companies Code, which provides for members of company bodies to be granted individual approval.*

*** This relates to persons who did not serve as a member of the Supervisory Board for the entire year of 2002.*

Proposal /11/ to point 14 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the Supervisory Board report on the results of its analysis of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2002 and of the Report on the Activities of the KGHM Polska Miedź S.A. Capital Group for the financial year 2002.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code and § 20 section 2 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The Report of the Supervisory Board on its analysis of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2002 and of the Report on the activities of the KGHM Polska Miedź S.A. Capital Group in the financial year 2002, is approved.
II. This resolution comes into force on the date it is taken.

Proposal /12/ to point 15 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the Report of the Management Board on the activities of the KGHM Polska Miedź Capital Group in the financial year 2002.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Dz.U. nr 121, item 591 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Report of the Management Board on the activities of the KGHM Polska Miedź S.A. Capital Group in the financial year 2002.

II. This resolution comes into force on the date it is taken.

Proposal /13/ to point 15 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding: approval of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2002.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Dz.U. nr 121, item 591 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2002, consisting of:
- the consolidated balance sheet as at 31 December 2002, which shows total assets and liabilities of PLN 7 894 841 286.22 [PLN 7 894 841 thousand] or seven billion, eight hundred and ninety-four million, eight hundred and forty-one thousand, two hundred and eighty-six and twenty-two one-hundredths PLN,
- the consolidated profit and loss account for the financial year for the period from 1 January 2002 to 31 December 2002, showing a net loss of PLN 214 733 543.87 [PLN 214 734 thousand] or two hundred and fourteen million, seven hundred and thirty-three thousand, five hundred and forty-three and eighty-seven one-hundredths PLN,
- the description of changes in consolidated shareholders' funds for the period from 1 January 2002 to 31 December 2002, showing a decrease of shareholders' funds in the amount of PLN 67 994 716.71 [PLN 67 995 thousand] or sixty-seven million, nine hundred and ninety-four thousand, seven hundred and sixteen and seventy-one one-hundredths PLN, and shareholders' funds at the end of the period of PLN 3 074 791 340.64 [PLN 3 074 791 thousand] or three billion, seventy-four million, seven hundred and ninety-one thousand, three hundred and forty and sixty-four one-hundredths PLN,
- the consolidated cash flow statement for the period from 1 January 2002 to 31 December 2002, showing an increase in cash and cash equivalents of PLN 86 712 580.22 [PLN 86 712 thousand] or eighty-six million, seven hundred and twelve thousand, five hundred and eighty and twenty-two one-hundredths PLN, and cash and cash equivalents at the end of the period of PLN 223 295 073.73 [PLN 223 295 thousand] or two hundred and twenty-three million, two hundred and ninety-five thousand, seventy-three and seventy-three one-hundredths PLN,
- additional information in the form of the introduction to the consolidated financial report, and in the form of explanatory notes and additional information.
II. This resolution comes into force on the date it is taken.

Proposal /14/ to point 17 of the agenda
Proposed changes to the Statutes of the Company
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding : changes to the Statutes of the Company.

On the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 section 1 point 5 of the Statutes of KGHM Polska Miedź S.A., the General Meeting resolves the following:

I. In § 19 section 6, the period at the end of the sentence is replaced by a comma, and the following words are added:
" and which should be available to the public".

II. In § 20 section 2 point 5, after the word "Company," the following words are added:

EXEMPTION NUMBER: 82 4639

"and submitting to the Ordinary General Meeting an annual, concise evaluation of the Company situation ".

III. In § 22 section 3, another sentence is added after the period, with the following wording:

" A request for the convening of a General Meeting, and for the insertion of specific points in the agenda, should be justified in writing by the party making the request ".

IV. In § 22 section 4, the period at the end of the sentence is replaced by a comma, and the following words are added:

"and within a timeframe indicated in the request, with due regard to art. 402 § 1 of the Commercial Partnerships and Companies Code, or, should there be significant difficulty with the timeframe requested, at the earliest possible date, enabling the General Meeting to discuss those matters which have been submitted for consideration".

V. In § 22 sections 6-8 are added, with the following wording:

"6. The re-convening of a General Meeting whose agenda contains certain items which were included based on justified requests, or which was convened based on such a request, may only be carried out with the agreement of the requesting parties. In other cases, a General Meeting may be re-convened if its holding meets with significant difficulties due to force majeure or is clearly unjustified.
"7. The re-convening of a General Meeting should be carried out in the same manner as it is convened, insuring meanwhile the least negative effects for the Company and its shareholders, and no less than three weeks prior to the initially-scheduled date.
"8. A change in the date of a General Meeting should be carried out in the same manner as it is convened, even if the proposed agenda remains unchanged."

VI. In § 25 section 3 is added, with the following wording:

"3.Proposed resolutions of the General Meeting, pursuant to the agenda, and together with significant materials related to the resolutions, with due regard to art. 395 § 4 of the Commercial Partnerships and Companies Code, should be provided to shareholders at their request, together with the related justifications and the opinion of the Supervisory Board, in sufficient time for them to be able to review and evaluate these materials prior to the General Meeting".

VII. In § 28 sections 3 and 4 are added, with the following wording:

"3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.
"4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters".

VIII. The previous contents of § 34 are redesignated as section 1, and section 2 is added, with the following wording:

"2. The Supervisory Board is obligated to submit to the Ordinary General Meeting an annual, concise evaluation of the Company situation, which should be included in the Annual Report of the Company and made available to shareholders in sufficient time to enable them to review and evaluate these materials prior to the General Meeting".

IX. This resolution comes into force on the date it is taken, with effect from the date of registration into the commercial register.

Brief justification

EXEMPTION NUMBER: 82 4639

The proposed changes are aimed at implementation and realisation in the Company of Best Practices in Public Companies, which were recommended to be applied by resolution Nr 58/952/2002 of the Supervisory Board of the Warsaw Stock Exchange dated 16 October 2002.
Realisation of this goal also requires appropriate changes to the Statutes of KGHM Polska Miedź S.A., through the inclusion of appropriate clauses arising from Best Practices in Public Companies.

Proposal /15/ to point 18 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003
regarding : approval of the Regulations of the General Meeting of KGHM Polska Miedź SA

On the basis of § 28 section 2 of the Statutes of KGHM Polska Miedź S.A. the following is resolved :

I. The General Meeting hereby approves the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, with its wording representing an annex to the present resolution and an integral part of the protocol.
II. The Regulations shall come into force as at the date of the nearest General Meeting.
III. The previous Regulations in force respecting the General Meeting of KGHM Polska Miedź S.A. in Lubin, approved by a Resolution of the Extraordinary General Meeting of KGHM Polska Miedź S.A. - notary act repertorium A, Nr 11131/97 dated 10 October 1997, are hereby superceded.
IV. This resolution comes into force on the date it is taken, with due regard to point II.

Brief justification:
The proposed changes to the Regulations are aimed at implementation and realisation in the Company of Best Practices in Public Companies, which were recommended to be applied by resolution Nr 58/952/2002 of the Supervisory Board of the Warsaw Stock Exchange dated 16 October 2002.
Realisation of this goal also requires appropriate changes to the Regulations of the General Meeting of KGHM Polska Miedź S.A., through the inclusion of appropriate clauses arising from Best Practices in Public Companies.

Annex to Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 29 May 2003

REGULATIONS
OF THE GENERAL MEETING OF KGHM POLSKA MIEDŹ S.A.
WITH ITS REGISTERED HEAD OFFICE IN LUBIN

General provisions

§ 1.
1. The following regulations were passed by the General Meeting of KGHM Polska Miedź S.A., based on § 28 of the Statutes of the Company.
2. The General Meeting of KGHM Polska Miedź S.A. meets in the form of either an Ordinary or Extraordinary meeting, and as a body of the Company operates pursuant to the Commercial Partnerships and Companies Code, the Statutes of the Company and to the following regulations.

The Convening of a General Meeting

§ 2.
1. The General Meeting shall be convened by the Management Board of the Company, with due regard to art. 399 § 2 of the Commercial Partnerships and Companies Code and to § 22 of the Statutes of the Company.

EXEMPTION NUMBER: 82 4639

2. The General Meeting shall be held either at the head office of the Company, or in Warsaw or in Wrocław, in a location and at a time specified by the Management Board of the Company in an announcement on the convening of a General Meeting, with due regard to ensuring the broadest possible attendance at the General Meeting.

Preparation of the General Meeting

§ 3.
1. The Management Board shall be responsible for the preparation and organisation of the General Meeting.
2. Among the responsibilities of the Management Board related to the convening and holding of a General Meeting are all actions arising from the applicable laws and from the Statutes of the Company, and in particular:
a) the setting of the agenda, with due regard to those exceptions foreseen by law and by the Statutes of the Company,
b) the announcement on the convening of the General Meeting,
c) the drawing up and signing of the list of shareholders entitled to attend the General Meeting,
d) ensuring that the list of shareholders entitled to attend the General Meeting is displayed at the head office of the Management Board for three days prior to the holding of the General Meeting, and
e) ensuring that the minutes of the Meeting and all resolutions passed are duly recorded in a form required by law.

Drawing up of the attendance roster for the General Meeting

§ 4.
1. An attendance roster shall be drawn up on the basis of the list of shareholders entitled to attend the General Meeting as prepared by the Management Board.
2. The attendance roster shall be drawn up by persons duly designated by the Management Board for this purpose. The following actions are to be taken in drawing up this roster:
a) check that the shareholder is included in the list of those persons entitled to attend the General Meeting,
b) check the identity of the shareholder or proxy, based on a proof of identity or on an extract from an appropriate register,
c) check and attach to the attendance roster the proxy statements of those persons acting on behalf of a shareholder,
d) have the shareholder or proxy sign the attendance roster, and
e) provide the shareholder or proxy with an appropriate voting card.
3. Motions relating to the right to attend a General Meeting may be directed towards the person in charge of the General Meeting. The General Meeting shall pass any decision in this regard.
4. The attendance roster shall be signed after it is drawn up by the Chairman of the General Meeting and displayed by the Meeting. The attendance roster shall be amended with the names of those persons duly entitled to attend who report their attendance while the General Meeting is in session.

Opening of the General Meeting and election of the Chairman

§ 5.
1. The General Meeting shall be opened either by the Chairman of the Supervisory Board or by his deputy.
2. The person opening the General Meeting shall immediately hold an election for the Chairman, which person shall lead the Meeting until his election, refraining from the execution of any other essential or formal action
3. The General Meeting shall carry out an election of the Chairman from amongst an unspecified number of persons entitled to attend the General Meeting who are put forward by shareholders as a candidate for Chairman .

Conduct of the General Meeting

§ 6.
1. The Chairman of the General Meeting should lead the General Meeting in such a way as to ensure its efficient conduct and the protection of the rights and interests of all shareholders.

2. The Chairman of the General Meeting shall not be authorised to remove or alter any items included in the agenda without the permission of the General Meeting.
3. The Chairman of the General Meeting shall lead the Meeting and is authorised to pass decisions in all matters connected with the Meeting, and in particular:
a) the ordering of voting,
b) granting or withdrawing the right to speakers to take the floor, and setting the order of speaking,
c) limiting the right to take the floor,
d) the ordering of short breaks in the Meeting, with due regard to art. 408 § 2 of the Commercial Partnerships and Companies Code.
4. The Chairman of the General Meeting may not order breaks in the Meeting or act on motions of participants of the Meeting in any way which would impair the rights of shareholders.
5. The participants of the Meeting may raise objections to procedural decisions of the Chairman. In such a case, the General Meeting shall decide as to whether a decision of the Chairman shall be sustained or overturned.

§ 7.
The participants of the General Meeting shall have the right, for each point of the agenda and for every procedural matter, once to take the floor and once to make a retort. The time for taking the floor is limited to 5 minutes, while the time for making a retort is limited to 3 minutes.

§ 8.
1. The Chairman of the General Meeting may grant the right to take the floor to members of Company bodies and to employees of the Company as well as to designated experts, for the purpose of providing explanations.
2. Members of the Supervisory Board and Management Board taking part in the General Meeting, as well as the auditor of the Company, to the extent of their ability and within the scope necessary for discussing those points raised at the General Meeting, with due regard to those parts of the law on the trading of public securities related to the informational obligations of publically-listed companies and to art. 428 of the Commercial Partnerships and Companies Code, should provide explanations and information related to the Company to the participants of the General Meeting.

The adoption of resolutions and voting

§ 9.
1. The General Meeting shall adopt resolutions in matters described by the agenda of the General Meeting, following the taking of a vote.
2. Voting may be carried out through the use of electronic vote recording and counting systems. The system selected should ensure that votes are counted according to the level of shareholding (number of shares held), whether for the resolution or proposal or against it. In the case of secret voting, the system should ensure the elimination of the manner in which individual shareholders have voted.
3. The votes of shareholders who do not take part in the voting, but are present at the General Meeting, shall be treated as having been withheld. A shareholder who, during a given vote, does not wish to cast any vote, is obligated to de-register his attendance prior to the voting, in the entrance/exit recording device.
4. The votes of a participant at the General Meeting who casts votes both for and against the same proposal or resolution shall be deemed invalid.
5. In the case of multiple voting by a shareholder in the same manner respecting a single resolution or proposal, only the first vote cast shall be deemed as valid.
6. Resolutions of the General Meeting shall be approved by a simple majority of votes cast, as far as the law or the Statutes of the Company do not state otherwise.

§ 10.
1. The only procedural matters which may be voted upon are those relating to the conduct of the General Meeting.
2. Resolutions which could impact on the exercise by shareholders of their rights shall not be put to a vote in this manner.

§ 11.

1. A resolution which seeks to prevent a matter which is contained in the agenda from being discussed may be adopted only in a case in which there are significant and factual reasons. Any such proposal in this regard should be supported by significant justification by the party putting the proposal forward.
2. The General Meeting may not resolve to remove, or to fail to debate, matters which were included in the agenda of the General Meeting at the request of a shareholder pursuant to the laws in force and to the Statutes of the Company.

§ 12.
1. The Chairman of the General Meeting should ensure that those who raise objection to a resolution should have the opportunity to concisely justify the reason for their opposition.
2. At the request of a participant of the General Meeting, any written declaration by the participant shall be recorded in the minutes of the Meeting.

Manner of voting for the election or recall of an individual

§ 13.
1. With due regard to § 14 of the Regulations, elections for the Chairman of the General Meeting, as well as other elections, shall be carried out by holding a vote for each candidate individually, in alphabetical order. At the request of the Chairman of the General Meeting or of a shareholder, and given the lack of any opposition from any of the participants in the General Meeting, the Chairman of the General Meeting may order voting to be carried out for all candidates together.
2. The Chairman of the General Meeting shall prepare a list of all those candidates put forward by participants in the General Meeting, or, in the case of elections for the Chairman, the said list shall be prepared by the person in charge of the Meeting at the time.
3. Candidates who receive the greatest number of votes shall be considered as having been elected.
4. If several candidates receive the same number of votes, the Chairman of the General Meeting shall order further voting to resolve the deadlock.
5. The Chairman of the General Meeting shall announce the results of elections, which shall then be duly recorded in the minutes of the General Meeting.
6. The principles set down in sections 1-3 and in section 5 of this paragraph, shall likewise be applied in the case of voting for the recall of a given individual.

Group voting in elections for the Supervisory Board

§ 14.
1. Upon the motion of a shareholder representing at least one-fifth of the share capital, group elections for the Supervisory Board shall be carried out at the nearest General Meeting.
2. A motion to hold group elections for members of the Supervisory Board should be submitted to the Management Board in writing, in sufficient time to enable the motion to be included in the agenda of the General Meeting.
3. Persons representing that percentage of shares resulting from a division of the total number of shares represented at the General Meeting by the number of members of the Supervisory Board may form an individual group for the purpose of electing a member of the Supervisory Board. These persons may not, however, take part in elections for the remaining members of the Supervisory Board.
4. Individual groups may join into a single group for the purpose of combined voting.
5. The process of elections for members of the Supervisory Board, as described in sections 1 and 3, does not apply to that part of the Supervisory Board which is chosen by employees of the Company.

§ 15.
Prior to holding group elections by the General Meeting of members of the Supervisory Board, the Chairman of the General Meeting, based on the attendance roster, shall inform the General Meeting of the number of shareholders present, the number of shares represented by the aforementioned shareholders, and of the number of shares required for the formation of a group capable of electing a member of the Supervisory Board.

§ 16.

EXEMPTION NUMBER: 82 4639

1. The Chairman of the General Meeting shall direct the process of group voting for members of the Supervisory Board, indicating the order of voting and ordering the voting of individual groups.
2. A simple majority of votes cast shall be required for election of a member of the Supervisory Board by a given group.
3. The Chairman of the General Meeting shall have the right to request that, during discussions and voting by a specially-formed group of shareholders, the remaining participants at the General Meeting who are not part of this group must leave the room where the Meeting is being held.

§ 17.
Seats on the Supervisory Board which have not been filled by an appropriate group of shareholders formed in accordance with the provisions of § 14 section 3, shall be filled through general voting by all shareholders who have not yet cast their votes in the course of group voting for members of the Supervisory Board.

§ 18.
Elections for members of the Supervisory Board shall not be held if, as provided for in § 14 section 1 of the Regulations, the General Meeting fails to form at least one group capable of electing a member of the Supervisory Board.

§ 19.
Upon the election of at least one member of the Supervisory Board, in accordance with the provisions of §§ 14-18 of these Regulations, the mandates of all Supervisory Board members to that time shall expire prior to their normal term of office, with the exception of employee-elected members of the Supervisory Board.

The Voting Committee

§ 20.
At the request of a shareholder representing at least 1/20th of the share capital, the General Meeting may carry out elections for a three-person Voting Committee, from among those candidates put forward by the participants of the General Meeting.

§ 21.
1. Should a Voting Committee be elected, its responsibilities shall include supervision to ensure that all voting is properly carried out, supervision of the electronic voting system, and checking and transmitting to the Chairman of the General Meeting the results of voting. The Voting Committee shall have the right to review the results of voting which was held prior to the election of the Voting Committee.
2. Should irregularities be uncovered during the course of voting, the Voting Committee shall immediately inform the Chairman of the General Meeting of this, announcing its opinion as to further actions.
3. Upon confirming that voting was properly carried out, all of the members of the Voting Committee shall sign a protocol for each vote taken, containing the results of the voting as drawn up by the Voting Committee, and including results arising from electronic vote casting and counting systems.

Final provisions

§ 22.
Upon conclusion of discussions of issues included in the agenda, the Chairman shall announce the conclusion of the General Meeting.

§ 23.
At the request of a shareholder, the Management Board shall be required to provide the shareholder with a copy of these regulations.

Proposal /16/ to point 19 of the agenda
Resolution Nr ..../2003
of the Ordinary General Meeting of KGHM Polska Miedź S.A.

EXEMPTION NUMBER: 82 4639

with its registered head office in Lubin dated 29 May 2003
regarding: changes to the remuneration principles of Supervisory Board members.

On the basis of art. 392 of the Commercial Partnerships and Companies Code and to § 21 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The following principles of remuneration of Supervisory Board members are hereby established:

1. The monthly remuneration of Supervisory Board members, with the exception of the Chairman and Vice Chairman of the Supervisory Board, shall be equal to the average monthly wage before tax in the commercial sector together with profit distribution, for the last month of the prior quarter, multiplied by a factor of 2 (two).

2. The monthly remuneration of the Chairman of the Supervisory Board shall be equal to the average monthly wage before tax in the commercial sector together with profit distribution, for the last month of the prior quarter, multiplied by a factor of 2.5 (two and five tenths).

3. The monthly remuneration of the Vice Chairman of the Supervisory Board shall be equal to the average monthly wage before tax in the commercial sector together with profit distribution, for the last month of the prior quarter, multiplied by a factor of 2.2 (two and two tenths).

4. In the case of a change of a member of the Supervisory Board acting as the Chairman or Vice Chairman following expiration of their term or during their term, the principle of remuneration as described in sub-point 1 of this resolution shall apply during the period from the holding of the General Meeting to the establishment of the Supervisory Board.

5. Members of the Supervisory Board shall receive such remuneration as described in sub-points 1, 2 and 3, irregardless of the frequency of formally-held meetings.

6. Remuneration shall not be granted for any month in which a member of the Supervisory Board was absent from all formally-held meetings, for unjustified reasons. The Supervisory Board shall pass judgement in the form of a resolution on whether or not any such absence was justified.

7. Remuneration as described in sub-points 1, 2 and 3 shall be calculated as the proportional number of days of service, in those cases where appointment or expiry of term falls within a calendar month.

8. Remuneration as described in sub-points 1, 2 and 3 shall be paid following execution of service, by the 10th day of each month. Remuneration shall be charged to Company costs.

9. The Company shall also cover or reimburse costs connected with Supervisory Board-related work, and in particular with the round-trip cost of travel between one's place of residence and the meeting site of the Supervisory Board as well as room and board.

10. The Company, pursuant to the law dated 26 July 1991 on personal income taxation, calculates and retains the tax on those earnings described in sub-points 1, 2 and 3, as well as on other earnings of the Supervisory Board member for services rendered to the Company which are taxable under this law.

II.The previous principles of remuneration of Supervisory Board members as described in Resolution Nr 9 of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 28 May 1996, are hereby superceded.

III. This resolution comes into force on the date it is taken.

Legal basis:

EXEMPTION NUMBER: 82 4639

(§49, section 1 point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Tadeusz Szeląg